SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Retail Value Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

76133Q 102

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 3 of 6 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D initially filed by Alexander Otto and Katharina Otto-Bernstein on July 11, 2018, as amended by Amendment No. 1 filed on September 16, 2019, Amendment No. 2 filed on September 27, 2019, Amendment No. 3 filed on October 21, 2019 and Amendment No. 4 filed on October 25, 2019 (as amended, the “Original Filing”). Katharina Otto-Bernstein ceased to be a reporting person on the Original Filing upon the filing of Amendment No. 4 described in the preceding sentence. Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Filing.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) On September 28, 2021, Alexander Otto sold 3,743,903 Common Shares to Katharina Otto-Bernstein for an aggregate purchase price of $98,277,455. Upon such sale, Alexander Otto owns 0 Common Shares.

(b) Alexander Otto has sole voting power and sole dispositive power with regard to 0 Common Shares.

(c) Other than as set forth herein, Alexander Otto has not effected any transactions in the Common Shares in the last sixty days.

(d) Not applicable.

(e) On September 28, 2021, Alexander Otto ceased to be the beneficial owner of any Common Shares.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Waiver Agreement, dated July 1, 2018, by and between Alexander Otto and Retail Value Inc., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Retail Value Inc. on July 2, 2018.

Exhibit 2	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Alexander Otto, incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons on May 15, 2009.

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2021

ALEXANDER OTTO

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Alexander Otto

EXHIBIT INDEX

Exhibit 1	Waiver Agreement, dated July 1, 2018, by and between Alexander Otto and Retail Value Inc., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Retail Value Inc. on July 2, 2018.

Exhibit 2	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Alexander Otto, incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons on May 15, 2009.